

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2025

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

      **Re: McGraw Hill, Inc.**
          **Registration Statement on Form S-1**
          **Filed June 27, 2025**
          **File No. 333-288373**

Dear Simon Allen:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 27, 2025
Recent Developments
Preliminary Estimated Operating Results for the Three Months Ended June 30, 2025, page 9

1.     We note your proposed disclosure of preliminary estimated financial results for the three months ended June 30, 2025, and the anticipated disclosure of a low and high range for revenue, net income (loss), basic and diluted earnings (loss) per share and Non-GAAP financial measures. Please provide the following:

    •  Revise your disclosures to provide context for the preliminary revenue and net income (loss) estimates, including qualitative and quantitative disclosure, by providing estimates for operating costs, expenses or other line items that would balance your disclosure. Presenting only revenue and net income (loss) in isolation may provide an incomplete picture of your preliminary results;

    •  When including a range rather than a specific number, ensure the range is sufficiently narrow to be meaningful. Explain how the ranges were determined, including any management assumptions used. Additionally, clarify why you are unable to disclose a specific number instead of a range; and

- Confirm your understanding that if the financial statements for the three months ended June 30, 2025 become available prior to the effective date of the registration statement, they must be included in your filing.

Non-GAAP Financial Measures, page 19

2.     We note your revised disclosures to include the Non-GAAP financial measures of Adjusted net income (loss) and Adjusted basic and diluted earnings (loss) per share. In the reconciliation of Adjusted income (loss) on page 21, you have excluded items categorized as "Other." Footnote (g) identifies these items as acquisition related stock-based incentive compensation expense, gain from a real estate sale, foreign currency transaction impact and impact of earnings or charges resulting from matters you do not consider indicative of your ongoing business. It appears that a significant portion of the "Other" adjustment is attributed to "earnings or charges from matters not indicative of your ongoing business." Please provide a detailed description of the specific nature and amounts of these "earnings or charges" for each period. Additionally, explain how you determined the appropriateness of these adjustments based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We note that in fiscal 2025, these adjustments account for $18.7 million of the $20.0 million adjustment in "Other."

Management, page 143

3.     We note your response to our prior comment 4. Please further revise your disclosure to fully describe the management rights that Platinum has pursuant to the Investor Rights Agreement and Certificate of Incorporation. In this regard, and without limitation, we note that Platinum has the right to appoint the chairman of your board; committees must include a Platinum director; and upon request your subsidiaries must also appoint Platinum directors.

Certain Relationships and Related Person Transactions
Agreements to Be Entered into in Connection with this Offering
Investor Rights Agreement, page 168

4.     Please expand your disclosure to more fully describe the provisions of the Investor Rights Agreement filed as Exhibit 4.4. For instance, and without limitation, we note provisions that appear to grant Platinum consent rights with respect to third-party registration rights (Section 2.11); limit the Company's ability to undertake certain corporate actions (Section 2.12); grant Platinum access and information rights (Section 3.4); and create indemnification obligations (Section 2.10, Article VI). Include risk factor disclosure as appropriate.

Exhibits

5.     We note the form of opinion filed as Exhibit 5.1 states that "the Additional Shares will have been duly authorized and will be validly issued, fully paid and non-assessable." Please file a final opinion, and request counsel to state therein that such shares have

been duly authorized and are validly issued, fully paid, and non-assessable. If the timing of the stock split and/or conversion affects counsel's ability to deliver such an opinion, alternatively request that the Additional Shares be covered on a "when-issued" basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing